July 25, 2012

VIA EDGAR

Ms. Loan Lauren P. Nguyen, Special Counsel

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bloomin’ Brands, Inc.

Registration Statement on Form S-1

File No. 333-180615

Dear Ms. Nguyen:

On behalf of Bloomin’ Brands, Inc. (the “Company”), we transmit herewith Amendment No. 5 (“Amendment No. 5”) to the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated July 20, 2012 (the “Letter”). We also are forwarding a copy of this letter under separate cover, together with four (4) courtesy copies of Amendment No. 5, marked to show the revisions made in response to the Staff’s comments.

For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold type. All page references in the responses set forth below refer to page numbers in Amendment No. 5.

Business, page 97

1.	We note your disclosure on pages 97 and 115 that from February 2009 to July 2012 there was a 19% increase in customers that rated their overall customer satisfaction at Outback Steakhouse as “excellent” or “very good.” However, this seems inconsistent with the percentage shown in the materials that you have provided to us. Please revise or advise.

July 25, 2012

The Company has revised pages 97 and 115 in response to the Staff’s comments to refer to the increase as a 12 percentage point increase, rather than the percentage by which the ratings increased.

If you have any questions regarding the foregoing or Amendment No. 5, please contact the undersigned at (216) 861-7564.

Very truly yours,

/s/ Janet A. Spreen

cc:	Elizabeth A. Smith, Bloomin’ Brands, Inc.

Joseph J. Kadow, Bloomin’ Brands, Inc.